UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2020 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Registered Direct Offering

On April 2, 2019, Safe-T Group Ltd. (the “Company”) entered into its previously announced registered direct offering, providing for the issuance of an aggregate of 450,000 American depositary shares (“ADSs”) at a purchase price of $1.60 per ADS.

The offering is expected to result in gross proceeds to Safe-T of approximately $720,000. Safe-T Group intends to use the net proceeds from the offering for working capital and general corporate purposes.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated April 2, 2020, which was filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-235367), which was declared effective by the SEC on December 16, 2019. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the prospectus supplement and the accompanying prospectus relating to the offering of the ADSs may be obtained at the SEC’s website at http://www.sec.gov.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368 and 333-236030) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

5.1	Opinion of Lipa Meir & Co.
10.1	Form of Securities Purchase Agreement.
23.1	Consent of Lipa Meir & Co. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Shai Avnit
Name:	Shai Avnit
Title:	Chief Financial Officer

Date: April 6, 2020

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